Singlepoint Inc.

3104 E Camelback Rd #2137

VIA EDGAR

August 10, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Singlepoint Inc.
Registration Statement on Form S-1 (File. No. 333-267779) Withdrawal of Prior Request for Acceleration

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on August 9, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m. Eastern time, on August 11, 2023. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Thank you for your assistance in this matter.

Sincerely,

Singlepoint Inc.

/s/ Wil Ralston
Wil Ralston, Chief Executive Officer